

May 29, 2013

<u>Via E-mail</u>
Mr. Juan-Carlos Ley
Chief Executive Officer
Fuelstream, Inc.
510 Shotgun Road, Suite 110
Sunrise Florida 33325

> **Re:** **Fuelstream, Inc.**
> **Item 4.01 Form 8-K**
> **Filed March 28, 2013**
> **Item 4.01 Form 8-K/A**
> **Filed May 28, 2013**
> **File No. 333-14477**

Dear Mr. Ley:

We have reviewed your response dated May 28, 2013 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Item 4.01 Form 8-K/A Filed May 28, 2013</u>

1. As requested in comment 4 of our letter dated March 28, 2013, please file an updated Exhibit 16 letter from Morrill & Associates, LLC in an amended Form 8-K.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief